SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                            Swiss Army Brands, Inc.
                            -----------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    870827102
                                 --------------
                                 (CUSIP Number)

                              Claude A. Baum, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 16, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                       The Exhibit Index appears on page 9

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                        Page 2 of 13 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Victorinox AG
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8       SHARED VOTING POWER
EACH
REPORTING                               2,955,400
PERSON                  --------------------------------------------------------
WITH                    9       SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                        2,955,400
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,955,400
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   36.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                        Page 3 of 13 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles Elsener, Sr.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY                            346,705
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER
REPORTING
PERSON                                  2,955,400
WITH                    --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                        346,705
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                        2,955,400
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,302,105
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   40.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, Amendment No. 7 dated May 21, 1999, and Amendment No. 8 dated September 27, 2000 (collectively, the "Amended Statement"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

                  The purpose of this Amendment No. 9 is to report that: (i) Mr. Elsener purchased an aggregate of 61,500 shares of Swiss Army Common Stock (the "Block-Purchased Shares") in three open market block trade transactions executed in October 2000; and (ii) on November 16, 2000, Victorinox and Brae Group, Inc. ("Brae") entered into a letter agreement (the "Private Purchase Agreement") pursuant to which (subject to certain conditions set forth therein) Victorinox has agreed to purchase 1,917,900 shares of Swiss Army Common Stock (the "Private Purchase Shares") for $5.00 per share, or $9,589,500 in the aggregate.

                  Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for
(i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

                  Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Elsener purchased: (i) 20,000 Block-Purchased Shares in an open market block trade transaction on October 10, 2000 for an aggregate purchase price of $115,000, or $5.75 per share, paid in cash from Mr. Elsener's personal funds, (ii) 27,500 Block-Purchased Shares in an open market block trade transaction on October 10, 2000 for an aggregate purchase price of $160,875, or $5.85 per share, paid in cash from Mr. Elsener's personal funds, and (iii) 14,000 Block-Purchased Shares in an open market block trade transaction on October 24, 2000 for an aggregate purchase price of $81,900, or $5.85 per share, paid in cash from Mr. Elsener's personal funds.

                  Under the terms of the Private Purchase Agreement, the $9,589,500 aggregate purchase price to be paid by Victorinox for the Private Purchase Shares will be paid by the satisfaction of indebtedness owed by Brae to Victorinox.

ITEM 4.  PURPOSE OF TRANSACTION

                  Mr. Elsener acquired the Block-Purchased Shares for investment purposes. Victorinox contracted (under the Private Purchase Agreement) to acquire the Private Purchase Shares for investment purposes.

                  Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their respective investments in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Swiss Army;

                  (f) Any other material change in Swiss Army's business or corporate structure;

                  (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

                  (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a) Victorinox holders an aggregate of 2,955,400 shares of Common Stock, constituting approximately 36.6% of the issued and outstanding shares of Common Stock as of the date hereof. Mr. Elsener holds an aggregate of 346,705 shares of Common Stock (excluding the Private Purchase Shares, which have not been acquired at this date), constituting approximately 4.3% of the issued and outstanding shares of Common Stock as of the date hereof. In addition, as the controlling stockholder of Victorinox Mr. Elsener may be deemed to be the beneficial owner of the 2,955,400 shares of Common Stock held by Victorinox. Mr. Elsener thus may be deemed to be the beneficial owner of 3,302,105 shares of Common Stock (excluding the Private Purchase Shares, which have not been acquired at this date), constituting approximately 40.9% of the issued and outstanding shares of Common Stock as of the date hereof.

                  If the 1,917,900 Private Purchase Shares were included in the foregoing: (i) Victorinox would be the beneficial owner of an aggregate of 4,873,300 shares of Common Stock, constituting approximately 60.4% of the issued and outstanding shares of Common Stock as of the date hereof, and (ii) Mr. Elsener would be the beneficial owner of an aggregate of 5,220,005 shares of Common Stock, constituting approximately 64.7% of the issued and outstanding shares of Common Stock as of the date hereof.

             (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote, and to dispose or direct disposition of, the 2,955,400 shares of Common Stock held by Victorinox. Mr. Elsener has the sole power to vote or direct the vote, and to dispose or direct disposition of, the 346,705 shares of Common Stock held by him.

             (c) Except for the open market block trade purchases by Mr. Elsener described in item 3 above and in item 3 of Amendment No. 8, and the entering into of Private Purchase Agreement described elsewhere herein, there were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Under the Private Purchase Agreement, Brae agreed to sell to Victorinox, and Victorinox agreed to purchase from Brae, the 1,917,900 Private Purchase Shares for $5.00 per share, or $9,589,500 in the aggregate. The Private Purchase Agreement requires (among other things) that Victorinox cause to be filed with the United States Department of Justice and the United States Federal Trade Commission a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The closing of the purchase and sale under the Private Purchase Agreement is subject to the condition that the relevant waiting period under the HSR Act shall have expired or been terminated. The $9,589,500 purchase price will be paid by the satisfaction of indebtedness owed by Brae to Victorinox, to be identified prior to the closing. Prior to such closing, Victorinox will have no right to vote or dispose of, or to direct the vote or disposition of, the Private Purchase Shares. The Private Purchase Agreement contains other covenants, agreements, representations and warranties customary for agreements of its type.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Joint Filing Agreement, dated September 27, 2000, between Victorinox AG and Charles Elsener, Sr. (incorporated by reference to Exhibit A to Amendment No. 8)

                  Exhibit B - Letter agreement, dated November 16, 2000, between Brae Group, Inc. and Victorinox AG (the Private Purchase Agreement)

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 17, 2000

                                       VICTORINOX AG


                                       By: /s/ CHARLES ELSENER, SR.
                                           ---------------------------------
                                           Charles Elsener, Sr.


                                           /s/ CHARLES ELSENER, SR.
                                           ---------------------------------
                                           Charles Elsener, Sr.

                                  EXHIBIT INDEX


Exhibit         Document                                                Page
-------         --------                                                ----

   A Joint Filing Agreement, dated September 27, 2000, between Victorinox AG and Charles Elsener, Sr.
                (incorporated by reference to Exhibit A to Amendment No. 8)

   B            Letter agreement, dated November 16, 2000, between       10
                Brae Group, Inc. and Victorinox AG (the Private
                Purchase Agreement)